Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

HSBC USA Inc.:

We consent to the use of our reports dated February 23, 2015, with respect to the consolidated balance sheet of HSBC USA Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the accompanying consolidated balance sheet of HSBC Bank USA, National Association and subsidiaries as of December 31, 2014 and 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

New York, New York

March 5, 2015